UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*
ODIMO INCORPORATED

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
67606R107

(CUSIP Number)
Charles J. Rennert
Berman Rennert Vogel & Mandler,P.A.
100 S.E. 2nd Street, Suite 2900, Miami, Florida 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 4, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67606R107	Page	2	of	6

1	NAMES OF REPORTING PERSONS ELAO, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		3,096,058

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,096,058

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,096,058

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.93%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	67606R107	Page	3	of	6

1	NAMES OF REPORTING PERSONS Lily Maya Lipton Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,274,629

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,274,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,274,629

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	42.24%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	67606R107	Page	4	of	6

1	NAMES OF REPORTING PERSONS Alan Lipton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,274,629

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,274,629

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,274,629

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	42.24%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	67606R107	Page	5	of	6
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is amended by adding at the end of the text the following sentence: On February 4, 2008, Odimo Incorporated (the “Company”) issued 178,571 shares of its common stock to the Lily Maya Lipton Family Trust for an aggregate subscription price of $25,000 pursuant to a Subscription Agreement dated as of February 4, 2008.
Item 5. Interest in Securities of the Issuer
     Item 5 is deleted in its entirety and replaced with the following:
(a)	ELAO, LLC is the beneficial owner of 3,096,058 shares of the Common Stock of the Company, representing approximately 39.93% of the issued and outstanding shares of Common Stock of the Company. Each of Lily Maya Lipton Family Trust and Alan Lipton are the beneficial owner of 3,274,629 shares of the Common Stock of the Company, representing approximately 42.24% of the issued and outstanding shares of Common Stock of the Company.

(b)	ELAO has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of 3,096,058 shares of the Common Stock of the Company. The Lily Maya Lipton Family Trust and Alan Lipton may be deemed to have shared power to vote or to direct the vote, and the shared power to dispose or direct the disposition, of 3,274,629 shares of the Common Stock of the Company.

(c)	On March 29, 2007, ELAO acquired 1,007,764, 633,308, and 1,267,170 shares of common stock of the Company from LeNorth Holdings SA, SDG Marketing Inc. and various entities affiliated with Softbank Capital Partners, LLC for an aggregate of $29,082.42 pursuant to terms of three Securities Purchase Agreements dated March 29, 2007. On July 31, 2007, ELAO acquired 187,816 shares of common stock from Data Investments LLC for an aggregate of $1878.16 pursuant to a Securities Purchase Agreement dated July 31, 2007. On February 4, 2008, the Company issued 178,571 shares of its common stock to the Lily Maya Lipton Family Trust for an aggregate subscription price of $25,000 pursuant to a Subscription Agreement dated as of February 4, 2008.

(d)	Amerisa Kornblum, the Chief Executive Officer and Chief Financial Officer of the Company and Relao, LLC, a Florida limited liability company , the members of which are members of Berman Rennert Vogel & Mandler, P.A., a law firm which has and continues to provide legal services to Odimo Incorporated, each have a contingent 33.3% economic interest in ELAO, LLC but have no rights to vote, direct the vote, dispose or direct the disposition of the shares held by ELAO. Each of LeNorth Holdings SA, SDG Marketing Inc., Softbank Capital Partners, LLC and Data Investments LLC have a contingent economic interest in the shares they respectively sold to ELAO, which contingent economic interest expires 12 months from the date of the sale of the shares to ELAO. Neither LeNorth Holdings SA, SDG Marketing Inc., Softbank Capital Partners, LLC nor Data Investments LLC have any rights to vote or dispose or direct the vote or direct the disposition of the shares held by ELAO.

(e)	Not applicable
Item 7. Materials to be Filed as Exhibits.
     Item 7 is amended by adding Exhibit A-5 as follows:
A-5	Subscription Agreement dated as of February 4, 2008 by and between Odimo Incorporated and Lily Maya Lipton Family Trust.

CUSIP No.	67606R107	Page	6	of	6
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2008	ELAO, LLC
	By:	/s/ Alan Lipton
Alan Lipton
Its: President

LILY MAYA LIPTON FAMILY TRUST
	By:	/s/ Alan Lipton
Alan Lipton
Its: Trustee

/s/ Alan Lipton
Alan Lipton

Exhibit A-5
SUBSCRIPTION AGREEMENT
     THIS SUBSCRIPTION AGREEMENT is made as of February 4, 2008, between Odimo Incorporated, a Delaware corporation (the “Corporation”) and Lily Maya Lipton Family Trust dated March 12, 2007 (“Investor”).
RECITALS
     WHEREAS, the Corporation desires to sell to Investor an aggregate of 178,571 shares of its common stock, par value $.001 per share (the “Shares”), for a total purchase price of $25,000 (the “Offering”), and
     WHEREAS, Investor desires to purchase the Shares in accordance with the terms and conditions set forth herein.
     NOW, THEREFORE, for and in consideration of the mutual representations and covenants hereinafter set forth, the parties hereto do hereby agree as follows:
1.       SUBSCRIPTION FOR SHARES; CLOSING. Subject to the terms and conditions hereinafter set forth, Investor hereby subscribes for and irrevocably agrees to purchase the Shares from the Corporation. As full payment for the Shares, Investor shall deliver to the Corporation the sum of Twenty Five Thousand Dollars ($25,000). The certificates evidencing the Shares purchased by Investor will be delivered by the Corporation to Investor as soon as practicable following the Corporation’s receipt of the purchase price therefor.
2.       REPRESENTATIONS BY INVESTOR. Investor understands and agrees that the Corporation is relying and may rely upon the following representations, warranties, and agreements made by such Investor in entering into this Agreement:
     2.1       Investment Intent. The Shares being purchased by Investor hereunder are being purchased for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933 (the “1933 Act”). Investor understands that the Shares have not been registered under the 1933 Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the 1933 Act pursuant to Section 4(2) thereof and/or the provisions of Regulation D promulgated thereunder, and under the securities laws of applicable states and agrees to deliver to the Corporation, if requested by the Corporation, an investment letter in customary form. Investor further understands that the certificates representing such Shares bear a legend substantially similar to the following and agrees that it will hold such Shares subject thereto:
THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY PORTION HEREOF OR INTEREST HEREIN MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS THE SAME IS REGISTERED UNDER SAID ACTS AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE CORPORATION SHALL HAVE RECEIVED, AT THE EXPENSE OF THE HOLDER HEREOF, EVIDENCE OF SUCH EXEMPTION REASONABLY SATISFACTORY TO THE CORPORATION (WHICH MAY INCLUDE, AMONG OTHER THINGS, AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION).
     2.2       Capacity of the Investor; Execution of Agreement. Investor has all requisite power, authority, and capacity to enter into this Agreement and to perform the transactions and obligations to be performed by it hereunder. The execution and delivery of this Agreement, and the performance by Investor of the transactions and obligations contemplated hereby have been duly authorized by all requisite corporate or individual, as the case may be, action of Investor. This Agreement has been duly executed and delivered by Investor and constitutes a valid and legally binding agreement of the Investor, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws, both state and federal, affecting the enforcement of creditors’ rights or remedies in general from time to time in effect and the exercise by courts of equity powers or their application of principles of public policy.
     2.3      Shares. The Shares have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission, nor has the U.S. Securities and Exchange Commission or any state securities commission passed upon or endorsed the merits of the Offering. This Agreement has not been reviewed by any federal, state or other regulatory authority.

     2.4       Accredited Investor. Investor is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act.
     2.5       Suitability and Sophistication. Investor has (i) such knowledge and experience in financial and business matters that it is capable of independently evaluating the risks and merits of purchasing the Shares it is purchasing; (ii) independently evaluated the risks and merits of purchasing such Shares and has independently determined that the Shares are a suitable investment for it; and (iii) sufficient financial resources to bear the loss of its entire investment in such Shares. Investor has had access to and has reviewed the filings made by the Corporation under Section 13(a) of the Securities Exchange Act of 1934 since February 2005 (the “SEC Filings”) and has had the opportunity to ask and have answered by representatives of the Corporation, any and all questions it desired regarding an investment in the Shares.
     2.6       Brokers, Finders, and Agents. Investor is not, directly or indirectly, obligated to anyone acting as broker, finder, or in any other similar capacity in connection with this Agreement or the transactions contemplated hereby. No Person has or, immediately following the consummation of the transactions contemplated by this Agreement, will have, any right, interest or valid claim against the Corporation or Investor for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement, nor are there any brokers’ or finders’ fees or any payments or promises of payment of similar nature, however characterized, that have been paid or that are or may become payable in connection with the transactions contemplated by this Agreement, as a result of any agreement or arrangement made by the Investor.
     2.7       Nationality; Residence. Investor is a resident of, or organized within, the state of Florida and, if an individual, a citizen of the United States of America.
     2.8 Rule 144/Shell Company. Investor acknowledges that the Corporation is a “shell company” (as such term is defined at Rule 405 promulgated under the 1933 Act). Investor acknowledges that the Shares must be held indefinitely unless subsequently registered under the 1933 Act or unless an exemption from such registration is available. Investor is aware of the provisions of Rule 144 promulgated under the 1933 Act which permit limited resales of shares purchased in a private placement from a shell company and acknowledges that Rule 144 will only be available for the resale of the Shares if certain conditions have been satisfied, including, that at least one year has elapsed from the date that the Corporation has filed current “Form 10” type information with the SEC reflecting its status as an entity that is not a shell company.
3.       REPRESENTATIONS BY THE CORPORATION. The Corporation represents and warrants to Investor as follows:
     3.1       Organization and Standing. The Corporation is duly incorporated and validly existing under the laws of the State of Delaware, and has all requisite corporate power and authority to own or lease its properties and assets and to conduct its business as it is presently being conducted. The Corporation is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify could reasonably be expected to have a material adverse effect upon its assets, properties, financial condition, results of operations or business.
     3.2       Capitalization. At the date of this Agreement, the authorized capital stock of the Corporation consists of (i) 300,000,000 shares of Common Stock, of which 7,038,958 shares are issued and outstanding, and (ii) 50,000,000 shares of Preferred Stock, of which no shares are issued and outstanding. The Corporation has no other class or series of equity securities authorized, issued, reserved for issuance or outstanding. Except for options to purchase 27,618 shares of Common Stock, there are (x) no outstanding options, offers, warrants, conversion rights, contracts or other rights to subscribe for or to purchase from the Corporation, or agreements obligating the Corporation to issue, transfer, or sell (whether formal or informal, written or oral, firm or contingent), shares of capital stock or other securities of the Corporation (whether debt, equity, or a combination thereof) or obligating the Corporation to grant, extend, or enter into any such agreement and (y) no agreements or other understandings (whether formal or informal, written or oral, firm or contingent) which require or may require the Corporation to repurchase any of its Common Stock. There are no preemptive or similar rights with respect to the Corporation’s capital stock. There are no anti-dilution or price adjustment provisions contained in any security issued by the Corporation (or in any agreement providing rights to security holders). The Corporation is not a party to, and, to the knowledge of the Corporation, no stockholder is a party to, any voting agreements, voting trusts, proxies or any other agreements, instruments or understandings with respect to the voting of any shares of the capital stock of the Corporation, or any agreement with respect to the transferability, purchase or redemption of any shares of the capital stock of the Corporation.
     3.3       Capacity of the Corporation; Authorization; Execution of Agreements. The Corporation has all requisite power, authority and capacity to enter into this Agreement and to perform the transactions and obligations to be performed by it hereunder. The execution and delivery of this Agreement by the Corporation, and the performance by the Corporation of the transactions and obligations contemplated hereby, including, without limitation, the issuance and delivery of the Shares to the Investor hereunder, have been duly authorized by all requisite action of the Corporation. This Agreement has been duly executed and delivered by a duly

2

authorized officer of the Corporation and constitutes a valid and legally binding agreement of the Corporation, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws of the United States (both state and federal), affecting the enforcement of creditors’ rights or remedies in general from time to time in effect and the exercise by courts of equity powers or their application of principles of public policy.
     3.4       Status of Shares. The Shares being issued and purchased hereunder, all of which are to be issued by the Corporation to the Investor and paid for by the Investor pursuant to the terms of this Agreement, are and will be, when issued, (i) duly authorized, validly issued, fully paid and nonassessable, (ii) issued in compliance with all applicable United States federal and state securities laws, (iii) subject to restrictions under this Agreement, and applicable United States federal and state securities laws, have the rights and preferences set forth in the Certificate of Incorporation, and (iv) free and clear of all liens.
4.       MISCELLANEOUS.
     4.1       Waivers and Amendments. This Agreement may be amended or modified in whole or in part only by a writing which makes reference to this Agreement executed by the Investor and the Corporation. The obligations of any party hereunder may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the party claimed to have given the waiver; provided, however, that any waiver by any party of any violation of, breach of, or default under any provision of this Agreement or any other agreement provided for herein shall not be construed as, or constitute, a continuing waiver of such provision, or waiver of any other violation of, breach of or default under any other provision of this Agreement or any other agreement provided for herein.
     4.2       Entire Agreement. This Agreement and the other agreements and instruments expressly provided for herein, together set forth the entire understanding of the parties hereto and supersede in their entirety all prior contracts, agreements, arrangements, communications, discussions, representations, and warranties, whether oral or written, among the parties with respect to the subject matter hereof.
     4.3       Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the internal substantive laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.
     4.4       Public Announcements. The parties shall consult with each other before issuing, and provide each other a reasonable opportunity to review and comment upon, any press release or public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law, will not issue any such press release or make any such public statement prior to such consultation.
     4.5       Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and be deemed to have been duly given (a) when personally delivered or sent by facsimile transmission (the receipt of which is confirmed in writing), (b) one business day after being sent by a nationally recognized overnight courier service or (c) five business days after being sent by registered or certified mail, return receipt requested, postage prepaid, to the parties at their respective addresses set forth below.

If to the Corporation:	Odimo Incorporated
14051 NW 14th Street
Sunrise, Florida 33323
Attn: Amerisa Kornblum

If to Investor:	Lily Maya Lipton Family Trust
655 Golden Beach Drive
Golden Beach, Fl
Attn: Alan Lipton, Trustee
Any party by written notice to the other may change the address or the persons to whom notices or copies thereof shall be directed.
     4.6      Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together will constitute one and the same instrument. Any facsimile copy of this Agreement will be deemed an original for all purposes.
     4.7      Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that the Corporation may not assign or transfer its rights hereunder without the prior written consent of the Investor.

 3

     4.8 Third Parties. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the parties hereto and their successors and assigns any rights or remedies under or by reason of this Agreement.
     4.9      Headings. The headings in this Agreement are solely for convenience of reference and shall not be given any effect in the construction or interpretation of this Agreement.
     4.10      Interpretation. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.
     IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first written above.

ODIMO INCORPORATED, a Delaware corporation
By:	/s/ Amerisa Kornblum
	Name:	Amerisa Kornblum
	Title:	President

Investor Name and Signature	Shares	Purchase Price
Lily Maya Lipton Family Trust	178,571	$25,000

By:	/s/ Alan Lipton
Alan Lipton, Trustee

 4